UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 October 2015

Number	23/15

BHP BILLITON OPERATIONAL REVIEW

FOR THE QUARTER ENDED 30 SEPTEMBER 2015

•	Production guidance maintained across all businesses.

•	Petroleum capital expenditure of US$2.9 billion now planned for the 2016 financial year, a 6% decline from prior guidance of US$3.1 billion.

•	Four major projects under development are tracking to plan.

•	The Group continues to pursue high-quality oil plays with additional prospective acreage acquired in the Beagle sub-basin in Western Australia and the Western Gulf of Mexico.

•	Approval received for the extension of operational permits for Cerro Colorado until 2023.

•	In October, BHP Billiton priced multi-currency hybrid notes in the Euro, Sterling and US Dollar markets.

Production	SEP Q15	vs SEP Q14
Petroleum (MMboe)	65	(4%)	Lower gas volumes reflect deferral of development activity in the Onshore US gas-focused fields for longer-term value.
Copper (kt)	377	(3%)	Lower grades at Escondida offset strong operating performance across the business.
Iron ore (Mt)	61	7%	Ramp-up of the Jimblebar mining hub at Western Australia Iron Ore during the 2015 financial year.
Metallurgical coal (Mt)	10	0%	Productivity improvements offset planned longwall moves and wash-plant shutdowns at Queensland Coal.
Energy coal (Mt)	10	0%	Higher production at Cerrejón offset slightly lower volumes at New South Wales Energy Coal.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “BHP Billiton remains on track to meet full-year production and cost guidance after a solid operational performance this quarter. In Petroleum, we continue to reduce costs in both our Onshore US and Conventional businesses, and will meet our production targets with US$200 million less capital investment. We successfully acquired prospective oil acreage in Western Australia and the Western Gulf of Mexico and will continue to invest through the cycle to create value for shareholders.”

BHP Billiton Operational Review for the quarter ended 30 September 2015	1

Summary

Operational performance

Production for the September 2015 quarter and 2016 financial year guidance are summarised in the table below.

	SEP	SEP Q15	SEP Q15
	2015	vs	vs	FY16
Production	QTR	SEP Q14	JUN Q15	guidance
Petroleum (MMboe)	65	(4%)	2%	237
Onshore US (MMboe)	30	(2%)	(5%)	112
Copper (Mt)	0.4	(3%)	(13%)	1.5
Escondida (kt)	230	(14%)	(31%)	940
Iron ore (Mt)	61	7%	2%	247
WAIO (100% basis) (Mt)	67	8%	3%	270
Metallurgical coal (Mt)	10	0%	(8%)	40
Energy coal (Mt)(1)	10	0%	(7%)	40

Major development projects

At the end of the September 2015 quarter, BHP Billiton had four major projects under development in Petroleum, Copper and Potash, with a combined budget of US$7.0 billion.

Corporate update

On 14 and 15 October, BHP Billiton priced multi-currency hybrid notes in the Euro, Sterling and US Dollar markets. The Group priced EUR2.0 billion of subordinated fixed rate reset notes in the Euro market across two tranches, GBP600 million of subordinated fixed rate reset notes in the Sterling market and US$3.25 billion of subordinated fixed rate reset notes in the US Dollar market across two tranches. The proceeds will be used for general corporate purposes, including refinancing existing near-term debt maturities.

BHP Billiton Operational Review for the quarter ended 30 September 2015	2

Petroleum

Production

	SEP 2015 QTR	SEP Q15 vs SEP Q14	SEP Q15 vs JUN Q15
Crude oil, condensate and natural gas liquids (MMboe)	30.7	(1%)	(1%)
Natural gas (bcf)	202.8	(7%)	6%

Total petroleum production (MMboe)	64.5	(4%)	2%

Total petroleum production – Total petroleum production for the September 2015 quarter decreased by four per cent to 64.5 MMboe. Guidance for the 2016 financial year remains unchanged at 237 MMboe, despite lower planned capital investment across our operations.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the September 2015 quarter decreased by one per cent to 30.7 MMboe.

Onshore US liquids volumes for the September 2015 quarter rose by 17 per cent to 13.5 MMboe, underpinned by continued momentum in the Black Hawk and Permian where liquids production increased by 25 per cent and 103 per cent, respectively. A 17 per cent decline in Black Hawk and Permian liquids production from the June 2015 quarter reflected lower capital spend. However, we continue to expect annual volumes from these liquids-rich fields to be stable year on year.

In our Conventional business, an 11 per cent decrease in liquids production reflects the impact of industrial action at Bass Strait and natural field decline across the portfolio.

Natural gas – Natural gas production for the September 2015 quarter declined by seven per cent to 203 bcf.

The decline primarily reflected lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value. This was partially offset by higher seasonal demand at Bass Strait.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 97% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 68% complete.

Petroleum capital expenditure of approximately US$2.9 billion is now planned in the 2016 financial year, a six per cent decline from prior guidance of US$3.1 billion, and includes Onshore US capital expenditure of US$1.4 billion. Conventional capital expenditure is expected to account for US$1.5 billion, and remains focused on high-return infill drilling opportunities in the Gulf of Mexico and Australia, as well as life extension projects at Bass Strait and North West Shelf.

BHP Billiton Operational Review for the quarter ended 30 September 2015	3

Onshore US development activity

Onshore US drilling and development expenditure for the September 2015 quarter was US$463 million. Our operated rig count decreased from 10 to seven during the period as we continued to improve drilling efficiency and defer development activity to preserve value. Completions activity will be tailored to market conditions and we will exercise further flexibility should there be greater value in deferral.

September 2015 quarter		Liquids focused areas		Gas focused areas
(September 2014 quarter)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.3 (0.6)	0.1 (0.2)	0.0 (0.1)	0.0 (0.0)	0.5 (0.9)
Rig allocation	At period end	5 (17)	2 (5)	0 (3)	0 (0)	7 (25)
Net wells drilled and completed(ii)	Period total	44 (29)	7 (6)	4 (11)	6 (13)	61 (59)
Net productive wells(iii)	At period end	882 (676)	83 (63)	411 (910)	1,080 (1,034)	2,456 (2,683)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.
(iii)	Change includes reduction associated with the divestment of assets in North Louisiana (Haynesville) and Pecos (Permian).

Petroleum exploration

Exploration and appraisal wells drilled during the September 2015 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth		Status
Shenzi North-ST1	Gulf of Mexico GC609	Oil	44% (operator)	14 June 2015	1,309 m	8,315 m		Plugged and abandoned
Shenzi North-ST2	Gulf of Mexico GC609	Oil	44% (operator)	15 August 2015	1,309 m	9,223 m	(2)	Hydrocarbons encountered Drilling ahead

Our Petroleum exploration is focused in the deepwater Gulf of Mexico, the Caribbean and the Beagle sub-basin in Western Australia. We are pursuing high-quality oil plays in these three key focus areas. In August 2015, BHP Billiton was the apparent highest bidder on 26 blocks in the Western Gulf of Mexico Lease Sale with a 100 per cent working interest. Of these leases, nine have been awarded and 17 remain subject to regulatory approval. The Group also captured approximately 13,000 square kilometres in the Beagle sub-basin in Western Australia during the period.

Petroleum exploration expenditure for the September 2015 quarter was US$171 million, of which US$78 million was expensed. A US$600 million exploration program is planned for the 2016 financial year, largely focused on acreage access and seismic data acquisition across our three key focus areas that we expect to test over the next three years.

BHP Billiton Operational Review for the quarter ended 30 September 2015	4

Copper

Production

	SEP 2015 QTR	SEP Q15 vs SEP Q14	SEP Q15 vs JUN Q15
Copper (kt)	377	(3%)	(13%)
Zinc (t)	20,597	(1%)	30%
Silver (troy koz)	3,193	35%	29%
Uranium oxide concentrate (t)	1,161	34%	95%

Copper – Total copper production for the September 2015 quarter decreased by three per cent to 377 kt as strong operating performance across the business was offset by grade decline at Escondida, as anticipated. Guidance for the 2016 financial year remains unchanged at 1.5 Mt.

Escondida copper production for the September 2015 quarter decreased by 14 per cent to 230 kt as record material mined, supported by a six per cent improvement in truck utilisation, was more than offset by a 17 per cent decline in grade. Production guidance for Escondida remains unchanged at approximately 940 kt of copper for the 2016 financial year as increased throughput, enabled by the completion of the Escondida Organic Growth Project 1 and operational improvements, will only partly offset an anticipated 27 per cent decline in grade. In the medium term, completion of the Escondida Water Supply project and a potential life extension of Los Colorados may enable utilisation of three concentrators to offset grade decline and support a strong recovery in production.

Pampa Norte copper production for the September 2015 quarter was broadly unchanged at 57 kt as higher grade and recoveries at Spence offset lower grades and recoveries at Cerro Colorado. On 29 September 2015, the Regional Environmental Committee of the Tarapacá Region approved the extension of operational permits for Cerro Colorado until 2023. Production at Pampa Norte for the 2016 financial year is expected to remain broadly unchanged from the prior year.

Olympic Dam copper production increased by 40 per cent from the September 2014 quarter to 55 kt, and reflects completion of planned smelter maintenance in the prior period. An increase in production is anticipated in the 2016 financial year following a mill outage in the prior year.

Antamina copper production for the September 2015 quarter increased by 37 per cent to 35 kt as higher grades and recoveries were further supported by debottlenecking initiatives at the mill. Higher grades at Antamina are expected to contribute to an increase in copper volumes in the 2016 financial year.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 62% complete.

BHP Billiton Operational Review for the quarter ended 30 September 2015	5

Iron Ore

Production

	SEP 2015 QTR	SEP Q15 vs SEP Q14	SEP Q15 vs JUN Q15
Iron ore (kt)	61,315	7%	2%

Iron ore – Total iron ore production for the September 2015 quarter increased by seven per cent to a record 61 Mt. Guidance for the 2016 financial year remains unchanged at 247 Mt.

Western Australia Iron Ore (WAIO) production increased by eight per cent in the September 2015 quarter to a record 67 Mt (100 per cent basis), supported by the ramp-up of the Jimblebar mining hub and improved ore handling plant utilisation at Newman. WAIO also achieved record sales volumes of 67 Mt (100 per cent basis) as a result of an increase in direct to ship ore and continued optimisation of the port facilities.

Production at WAIO is forecast to increase to 270 Mt (100 per cent basis) in the 2016 financial year with better productivity the sole source of volume growth. Work has commenced on the installation of a new primary crusher and additional conveying capacity at Jimblebar, and associated costs are included within WAIO’s average annual sustaining capital expenditure of approximately US$5 per tonne. The ramp-up of additional capacity at the Jimblebar mining hub along with further productivity improvements, will deliver an increase in system capacity to 290 Mtpa over time.

Samarco production for the September 2015 quarter increased by nine per cent to 7.5 Mt (100 per cent basis) underpinned by the ramp-up of the fourth pellet plant to full capacity during the March 2015 quarter.

BHP Billiton Operational Review for the quarter ended 30 September 2015	6

Coal

Production

	SEP 2015 QTR	SEP Q15 vs SEP Q14	SEP Q15 vs JUN Q15
Metallurgical coal (kt)	10,449	0%	(8%)
Energy coal (kt)	9,847	0%	(7%)

Metallurgical coal – Metallurgical coal production for the September 2015 quarter was in line with the prior period. Guidance for the 2016 financial year remains unchanged at 40 Mt.

At Queensland Coal, record production at the Daunia and South Walker Creek mines was supported by an increase in wash-plant utilisation and yield. This was offset by planned longwall moves at the Broadmeadow and Crinum mines and wash-plant shutdowns at the Goonyella and Peak Downs mines. At current mining rates, operations at Crinum are expected to cease in the first quarter of the 2016 calendar year as the mine approaches the end of its economic reserve life.

First production from the Haju mine in Indonesia was achieved during the quarter.

Energy coal – Energy coal production for the September 2015 quarter was broadly in line with the prior period. Guidance for the 2016 financial year remains unchanged at 40 Mt(1).

Production at Cerrejón continues to be constrained by drought conditions, although volumes were seven per cent higher than the September 2014 quarter which was affected by more severe weather. This offset a slight reduction in volumes at New South Wales Energy Coal during the quarter due to lower yield.

On 2 July 2015, BHP Billiton announced that the sale agreement for the San Juan Mine to Westmoreland Coal Company (WCC) had been executed. Subject to regulatory approval, the transaction is expected to be completed at the end of the 2015 calendar year with WCC assuming full operation of the mine from 1 January 2016.

BHP Billiton Operational Review for the quarter ended 30 September 2015	7

Potash

Projects

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 51% complete and within the approved budget. Shaft excavation is progressing following the successful redesign of the temporary liner.

Other

Production

	SEP 2015 QTR	SEP Q15 vs SEP Q14	SEP Q15 vs JUN Q15
Nickel (kt)	22.1	(12%)	15%

Nickel – Nickel West production for the September 2015 quarter decreased by 12 per cent to 22 kt and reflected a reduction in third party ore delivered to the Kambalda concentrator.

Minerals exploration

Minerals exploration expenditure for the September 2015 quarter was US$44 million, of which US$34 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru and the South-West United States.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the September 2015 quarter compared with the September 2014 quarter, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis.

The following footnotes apply to this Operational Review:

(1)	Guidance assumes a full year of production from the San Juan mine.
(2)	Well depth as at 30 September 2015; drilling still in progress.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the quarter ended 30 September 2015	8

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

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BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

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BHP Billiton Operational Review for the quarter ended 30 September 2015	9

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		11,460	12,905	15,848	15,413	13,453	13,453	11,460
Conventional		19,485	18,258	15,450	15,759	17,259	17,259	19,485

Total		30,945	31,163	31,298	31,172	30,712	30,712	30,945

Natural gas (bcf)
Onshore US		113.6	110.3	99.9	96.4	98.2	98.2	113.6
Conventional		105.3	84.1	81.6	95.4	104.6	104.6	105.3

Total		218.9	194.4	181.5	191.8	202.8	202.8	218.9

Total petroleum production (MMboe)		67.4	63.6	61.5	63.2	64.5	64.5	67.4

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	199.4	208.8	260.9	247.0	159.6	159.6	199.4
Antamina	33.8%	25.7	27.3	26.7	28.0	35.1	35.1	25.7

Total		225.1	236.1	287.6	275.0	194.7	194.7	225.1

Cathode (kt)
Escondida (3)	57.5%	69.3	75.0	77.3	88.8	70.9	70.9	69.3
Pampa Norte (4)	100%	55.8	69.6	66.5	57.7	56.8	56.8	55.8
Olympic Dam	100%	39.2	43.0	28.6	13.7	54.9	54.9	39.2

Total		164.3	187.6	172.4	160.2	182.6	182.6	164.3

Total copper		389.4	423.7	460.0	435.2	377.3	377.3	389.4

Lead
Payable metal in concentrate (t)
Antamina	33.8%	633	486	493	448	857	857	633

Total		633	486	493	448	857	857	633

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	20,736	16,271	13,571	15,857	20,597	20,597	20,736

Total		20,736	16,271	13,571	15,857	20,597	20,597	20,736

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	21,980	12,710	21,265	25,554	23,805	23,805	21,980
Olympic Dam (refined gold)	100%	30,364	38,537	26,441	9,438	29,349	29,349	30,364

Total		52,344	51,247	47,706	34,992	53,154	53,154	52,344

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,159	958	1,355	1,314	1,181	1,181	1,159
Antamina	33.8%	954	885	872	1,115	1,766	1,766	954
Olympic Dam (refined silver)	100%	254	243	172	55	246	246	254

Total		2,367	2,086	2,399	2,484	3,193	3,193	2,367

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	866	1,076	607	595	1,161	1,161	866

Total		866	1,076	607	595	1,161	1,161	866

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	40	75	151	206	92	92	40

Total		40	75	151	206	92	92	40

BHP Billiton Operational Review for the quarter ended 30 September 2015	10

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,707	16,012	14,916	16,062	18,006	18,006	16,707
Area C Joint Venture	85%	13,265	11,314	13,201	12,214	12,163	12,163	13,265
Yandi Joint Venture	85%	16,607	17,694	16,798	17,452	16,886	16,886	16,607
Jimblebar (6)	85%	3,971	2,813	4,513	5,462	3,262	3,262	3,971
Wheelarra	85%	3,115	4,755	5,965	5,159	7,259	7,259	3,115
Samarco	50%	3,426	3,764	3,586	3,737	3,739	3,739	3,426

Total		57,091	56,352	58,979	60,086	61,315	61,315	57,091

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	8,228	9,009	7,602	9,023	8,087	8,087	8,228
BHP Billiton Mitsui Coal (8)	80%	2,204	2,128	2,057	2,370	2,347	2,347	2,204
Haju (9)	75%	—	—	—	—	15	15	—

Total		10,432	11,137	9,659	11,393	10,449	10,449	10,432

Energy coal
Production (kt)
USA	100%	2,690	2,512	2,247	2,574	2,676	2,676	2,690
Australia	100%	4,752	4,608	5,252	5,086	4,644	4,644	4,752
Colombia	33.3%	2,369	3,003	2,975	2,944	2,527	2,527	2,369

Total		9,811	10,123	10,474	10,604	9,847	9,847	9,811

Other
Nickel
Saleable production (kt)
Nickel West	100%	25.0	23.7	21.9	19.3	22.1	22.1	25.0

Total		25.0	23.7	21.9	19.3	22.1	22.1	25.0

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP Billiton interest in saleable production is 75%.

BHP Billiton Operational Review for the quarter ended 30 September 2015	11

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	2,818	2,284	1,156	1,707	1,877	1,877	2,818
NGL	(Mboe)	2,161	1,512	961	1,548	2,091	2,091	2,161
Natural gas	(bcf)	33.3	18.8	18.3	31.9	38.7	38.7	33.3

Total petroleum products	(MMboe)	10.5	6.9	5.2	8.6	10.4	10.4	10.5

North West Shelf
Crude oil and condensate	(Mboe)	1,501	1,395	1,355	1,215	1,362	1,362	1,501
NGL	(Mboe)	293	273	268	198	227	227	293
Natural gas	(bcf)	36.9	33.4	32.8	29.9	33.9	33.9	36.9

Total petroleum products	(MMboe)	7.9	7.2	7.1	6.4	7.2	7.2	7.9

Stybarrow (2)
Crude oil and condensate	(Mboe)	225	248	194	93	(8)	(8)	225

Total petroleum products	(MMboe)	0.2	0.2	0.2	0.1	(0.0)	(0.0)	0.2

Pyrenees
Crude oil and condensate	(Mboe)	2,109	1,901	1,709	1,435	2,096	2,096	2,109

Total petroleum products	(MMboe)	2.1	1.9	1.7	1.4	2.1	2.1	2.1

Other Australia (3)
Crude oil and condensate	(Mboe)	17	11	11	13	13	13	17
Natural gas	(bcf)	16.4	13.0	14.1	16.0	16.6	16.6	16.4

Total petroleum products	(MMboe)	2.8	2.2	2.4	2.7	2.8	2.8	2.8

Atlantis (4)
Crude oil and condensate	(Mboe)	4,175	3,740	3,645	3,110	3,637	3,637	4,175
NGL	(Mboe)	248	294	245	209	231	231	248
Natural gas	(bcf)	1.7	2.3	1.7	1.7	1.6	1.6	1.7

Total petroleum products	(MMboe)	4.7	4.4	4.2	3.6	4.1	4.1	4.7

Mad Dog (4)
Crude oil and condensate	(Mboe)	390	877	720	651	588	588	390
NGL	(Mboe)	21	42	37	20	23	23	21
Natural gas	(bcf)	0.1	0.1	0.1	0.1	0.1	0.1	0.1

Total petroleum products	(MMboe)	0.4	0.9	0.8	0.7	0.6	0.6	0.4

Shenzi (4)
Crude oil and condensate	(Mboe)	3,530	3,502	3,283	3,369	3,277	3,277	3,530
NGL	(Mboe)	271	260	235	174	236	236	271
Natural gas	(bcf)	0.8	0.8	0.7	0.7	0.7	0.7	0.8

Total petroleum products	(MMboe)	3.9	3.9	3.6	3.7	3.6	3.6	3.9

Eagle Ford (5)
Crude oil and condensate	(Mboe)	7,060	8,098	10,837	9,363	7,700	7,700	7,060
NGL	(Mboe)	3,421	3,638	3,868	4,183	3,799	3,799	3,421
Natural gas	(bcf)	28.5	26.3	27.7	26.1	25.8	25.8	28.5

Total petroleum products	(MMboe)	15.2	16.1	19.3	17.9	15.8	15.8	15.2

Permian (5)
Crude oil and condensate	(Mboe)	601	807	856	1,447	1,481	1,481	601
NGL	(Mboe)	362	358	287	420	473	473	362
Natural gas	(bcf)	3.0	2.8	2.1	3.0	3.9	3.9	3.0

Total petroleum products	(MMboe)	1.5	1.6	1.5	2.4	2.6	2.6	1.5

Haynesville (5) (6)
Crude oil and condensate	(Mboe)	16	4	—	—	—	—	16
Natural gas	(bcf)	45.7	43.6	37.8	35.4	36.4	36.4	45.7

Total petroleum products	(MMboe)	7.6	7.3	6.3	5.9	6.1	6.1	7.6

BHP Billiton Operational Review for the quarter ended 30 September 2015	12

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Petroleum (continued) (1)

Fayetteville (5)
Natural gas	(bcf)	36.4	37.6	32.3	31.9	32.1	32.1	36.4

Total petroleum products	(MMboe)	6.1	6.3	5.4	5.3	5.4	5.4	6.1

Trinidad/Tobago
Crude oil and condensate	(Mboe)	252	227	196	562	242	242	252
Natural gas	(bcf)	8.8	7.8	7.2	9.1	7.6	7.6	8.8

Total petroleum products	(MMboe)	1.7	1.5	1.4	2.1	1.5	1.5	1.7

Other Americas (4) (7)
Crude oil and condensate	(Mboe)	349	500	348	348	361	361	349
NGL	(Mboe)	38	25	14	11	12	12	38
Natural gas	(bcf)	0.2	0.2	0.2	0.1	0.2	0.2	0.2

Total petroleum products	(MMboe)	0.4	0.6	0.4	0.4	0.4	0.4	0.4

UK (8)
Crude oil and condensate	(Mboe)	34	77	64	76	59	59	34
NGL	(Mboe)	4	7	7	83	(4)	(4)	4
Natural gas	(bcf)	0.7	1.4	1.1	1.0	1.0	1.0	0.7

Total petroleum products	(MMboe)	0.2	0.3	0.3	0.3	0.2	0.2	0.2

Algeria
Crude oil and condensate	(Mboe)	1,011	1,050	975	912	916	916	1,011

Total petroleum products	(MMboe)	1.0	1.1	1.0	0.9	0.9	0.9	1.0

Pakistan
Crude oil and condensate	(Mboe)	38	33	27	25	23	23	38
Natural gas	(bcf)	6.4	6.3	5.4	4.9	4.2	4.2	6.4

Total petroleum products	(MMboe)	1.1	1.1	0.9	0.8	0.7	0.7	1.1

Total petroleum products
Crude oil and condensate
Onshore US	(Mboe)	7,677	8,909	11,693	10,810	9,181	9,181	7,677
Conventional	(Mboe)	16,449	15,845	13,683	13,516	14,443	14,443	16,449

Total	(Mboe)	24,126	24,754	25,376	24,326	23,624	23,624	24,126

NGL
Onshore US	(Mboe)	3,783	3,996	4,155	4,603	4,272	4,272	3,783
Conventional	(Mboe)	3,036	2,413	1,767	2,243	2,816	2,816	3,036

Total	(Mboe)	6,819	6,409	5,922	6,846	7,088	7,088	6,819

Natural gas
Onshore US	(bcf)	113.6	110.3	99.9	96.4	98.2	98.2	113.6
Conventional	(bcf)	105.3	84.1	81.6	95.4	104.6	104.6	105.3

Total	(bcf)	218.9	194.4	181.5	191.8	202.8	202.8	218.9

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Stybarrow ceased production on 26 June 2015. Crude oil and condensate production in the September 2015 quarter was reduced by an 8 Mboe finalisation adjustment with respect to the June 2015 quarter.
(3)	Other Australia includes Minerva and Macedon.
(4)	Gulf of Mexico volumes are net of royalties.
(5)	Onshore US volumes are net of mineral holder royalties.
(6)	Haynesville includes North Louisiana Conventional. BHP Billiton completed the sale of North Louisiana Conventional on 17 November 2014.
(7)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(8)	UK NGL production for the September 2015 quarter was reduced by an 18 Mboe reporting adjustment following a reconciliation between estimated and actual volumes with respect to the June 2015 quarter.

BHP Billiton Operational Review for the quarter ended 30 September 2015	13

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	93,474	103,750	91,139	96,337	110,067	110,067	93,474
Sulphide ore milled	(kt)	20,651	18,354	21,382	22,909	22,820	22,820	20,651
Average copper grade	(%)	1.20%	1.45%	1.49%	1.32%	1.00%	1.00%	1.20%
Production ex mill	(kt)	205.5	215.5	266.3	249.6	169.7	169.7	205.5

Production
Payable copper	(kt)	199.4	208.8	260.9	247.0	159.6	159.6	199.4
Copper cathode (EW)	(kt)	69.3	75.0	77.3	88.8	70.9	70.9	69.3
Payable gold concentrate	(troy oz)	21,980	12,710	21,265	25,554	23,805	23,805	21,980
Payable silver concentrate	(troy koz)	1,159	958	1,355	1,314	1,181	1,181	1,159

Sales
Payable copper	(kt)	203.3	203.2	269.6	243.0	157.6	157.6	203.3
Copper cathode (EW)	(kt)	64.1	79.8	64.9	101.4	63.8	63.8	64.1
Payable gold concentrate	(troy oz)	21,980	12,710	21,265	25,554	23,805	23,805	21,980
Payable silver concentrate	(troy koz)	1,159	958	1,355	1,314	1,181	1,181	1,159

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,517	16,124	15,030	14,211	13,870	13,870	15,517
Ore milled	(kt)	4,189	4,446	4,501	4,798	4,703	4,703	4,189
Average copper grade	(%)	0.77%	0.70%	0.68%	0.70%	0.64%	0.64%	0.77%

Production
Copper cathode (EW)	(kt)	15.7	20.6	21.5	20.4	13.7	13.7	15.7

Sales
Copper cathode (EW)	(kt)	20.0	21.0	22.0	20.8	13.0	13.0	20.0

Spence
Material mined	(kt)	24,238	23,422	21,429	21,062	22,922	22,922	24,238
Ore milled	(kt)	4,409	4,560	3,783	4,082	4,919	4,919	4,409
Average copper grade	(%)	1.33%	1.20%	1.06%	1.24%	1.41%	1.41%	1.33%

Production
Copper cathode (EW)	(kt)	40.1	49.0	45.0	37.3	43.1	43.1	40.1

Sales
Copper cathode (EW)	(kt)	36.9	51.8	45.0	40.6	38.2	38.2	36.9

BHP Billiton Operational Review for the quarter ended 30 September 2015	14

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	54,675	43,793	49,787	56,944	56,793	56,793	54,675
Sulphide ore milled (100%)	(kt)	12,370	13,594	12,880	14,831	14,300	14,300	12,370
Average head grades
- Copper	(%)	0.81%	0.74%	0.79%	0.74%	0.88%	0.88%	0.81%
- Zinc	(%)	0.84%	0.66%	0.69%	0.56%	0.79%	0.79%	0.84%

Production
Payable copper	(kt)	25.7	27.3	26.7	28.0	35.1	35.1	25.7
Payable zinc	(t)	20,736	16,271	13,571	15,857	20,597	20,597	20,736
Payable silver	(troy koz)	954	885	872	1,115	1,766	1,766	954
Payable lead	(t)	633	486	493	448	857	857	633
Payable molybdenum	(t)	40	75	151	206	92	92	40

Sales
Payable copper	(kt)	26.3	29.8	26.5	26.3	30.8	30.8	26.3
Payable zinc	(t)	12,912	21,459	15,545	13,645	18,747	18,747	12,912
Payable silver	(troy koz)	896	1,026	915	911	1,522	1,522	896
Payable lead	(t)	320	711	461	624	266	266	320
Payable molybdenum	(t)	50	90	163	157	156	156	50

Olympic Dam, Australia
Material mined (1)	(kt)	2,692	2,667	2,186	1,773	2,357	2,357	2,692
Ore milled	(kt)	2,206	2,776	1,477	1,469	2,727	2,727	2,206
Average copper grade	(%)	1.97%	1.70%	1.88%	1.97%	1.64%	1.64%	1.97%
Average uranium grade	(kg/t)	0.61	0.52	0.56	0.62	0.60	0.60	0.61

Production
Copper cathode (ER and EW)	(kt)	39.2	43.0	28.6	13.7	54.9	54.9	39.2
Uranium oxide concentrate	(t)	866	1,076	607	595	1,161	1,161	866
Refined gold	(troy oz)	30,364	38,537	26,441	9,438	29,349	29,349	30,364
Refined silver	(troy koz)	254	243	172	55	246	246	254

Sales
Copper cathode (ER and EW)	(kt)	39.1	43.0	30.7	14.5	52.5	52.5	39.1
Uranium oxide concentrate	(t)	848	1,125	877	818	677	677	848
Refined gold	(troy oz)	30,707	34,938	31,938	9,064	25,598	25,598	30,707
Refined silver	(troy koz)	227	238	206	61	213	213	227

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the quarter ended 30 September 2015	15

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	16,707	16,012	14,916	16,062	18,006	18,006	16,707
Area C Joint Venture	(kt)	13,265	11,314	13,201	12,214	12,163	12,163	13,265
Yandi Joint Venture	(kt)	16,607	17,694	16,798	17,452	16,886	16,886	16,607
Jimblebar (1)	(kt)	3,971	2,813	4,513	5,462	3,262	3,262	3,971
Wheelarra (2)	(kt)	3,115	4,755	5,965	5,159	7,259	7,259	3,115

Total production	(kt)	53,665	52,588	55,393	56,349	57,576	57,576	53,665

Total production (100%)	(kt)	62,436	61,371	64,372	65,330	67,161	67,161	62,436

Sales
Lump	(kt)	12,766	12,661	12,617	13,234	14,003	14,003	12,766
Fines	(kt)	41,633	41,185	42,635	43,430	43,587	43,587	41,633

Total	(kt)	54,399	53,846	55,252	56,664	57,590	57,590	54,399

Total sales (100%)	(kt)	63,303	62,848	64,201	65,703	67,177	67,177	63,303

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 85%. (2) Production from Wheelarra is processed via the Jimblebar processing hub.

Samarco, Brazil
Production	(kt)	3,426	3,764	3,586	3,737	3,739	3,739	3,426

Sales	(kt)	3,303	4,151	2,876	3,627	3,531	3,531	3,303

BHP Billiton Operational Review for the quarter ended 30 September 2015	16

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014

Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,777	1,775	1,569	1,873	1,803	1,803	1,777
Goonyella	(kt)	2,144	2,350	1,951	2,065	1,868	1,868	2,144
Peak Downs	(kt)	1,144	1,235	1,263	1,469	1,164	1,164	1,144
Saraji	(kt)	1,022	1,257	1,033	1,194	1,037	1,037	1,022
Gregory Joint Venture	(kt)	808	994	607	885	707	707	808
Daunia	(kt)	628	617	489	649	698	698	628
Caval Ridge	(kt)	705	781	690	888	810	810	705

Total BMA	(kt)	8,228	9,009	7,602	9,023	8,087	8,087	8,228

BHP Billiton Mitsui Coal (2)
South Walker Creek	(kt)	1,391	1,236	1,282	1,384	1,511	1,511	1,391
Poitrel	(kt)	813	892	775	986	836	836	813

Total BHP Billiton Mitsui Coal	(kt)	2,204	2,128	2,057	2,370	2,347	2,347	2,204

Total Queensland Coal	(kt)	10,432	11,137	9,659	11,393	10,434	10,434	10,432

Sales
Coking coal	(kt)	7,306	8,379	7,118	7,616	7,015	7,015	7,306
Weak coking coal	(kt)	2,859	2,670	2,720	2,850	3,246	3,246	2,859
Thermal coal	(kt)	43	171	182	375	86	86	43

Total	(kt)	10,208	11,220	10,020	10,841	10,347	10,347	10,208

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	—	—	—	—	15	15	—

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 75%.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	1,243	1,064	1,156	1,395	1,270	1,270	1,243
San Juan Coal	(kt)	1,447	1,448	1,091	1,179	1,406	1,406	1,447

Total	(kt)	2,690	2,512	2,247	2,574	2,676	2,676	2,690

Sales thermal coal - local utility		2,723	2,592	2,177	2,539	2,671	2,671	2,723

(1)    BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

NSW Energy Coal, Australia
Production	(kt)	4,752	4,608	5,252	5,086	4,644	4,644	4,752

Sales
Export thermal coal	(kt)	4,787	4,625	4,897	4,550	4,130	4,130	4,787
Inland thermal coal	(kt)	371	228	337	286	253	253	371

Total	(kt)	5,158	4,853	5,234	4,836	4,383	4,383	5,158

Cerrejón, Colombia
Production	(kt)	2,369	3,003	2,975	2,944	2,527	2,527	2,369

Sales thermal coal - export	(kt)	3,077	2,732	3,005	2,766	2,853	2,853	3,077

BHP Billiton Operational Review for the quarter ended 30 September 2015	17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2014	DEC 2014	MAR 2015	JUN 2015	SEP 2015	SEP 2015	SEP 2014
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	2.2	1.7	1.9	1.5	0.7	0.7	2.2
Nickel contained in finished matte	(kt)	9.1	5.5	6.1	3.9	5.0	5.0	9.1
Nickel metal	(kt)	13.7	16.5	13.9	13.9	16.4	16.4	13.7

Total nickel production	(kt)	25.0	23.7	21.9	19.3	22.1	22.1	25.0

Sales
Nickel contained in concentrate	(kt)	2.1	1.6	2.0	1.6	0.7	0.7	2.1
Nickel contained in finished matte	(kt)	6.6	7.4	6.4	4.4	4.2	4.2	6.6
Nickel metal	(kt)	11.9	17.5	13.5	15.7	15.6	15.6	11.9

Total nickel sales	(kt)	20.6	26.5	21.9	21.7	20.5	20.5	20.6

BHP Billiton Operational Review for the quarter ended 30 September 2015	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 21, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary